Exhibit 99.1

Date: January 13, 2026	510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: ANFIELD ENERGY INC.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting

Record Date for Notice of Meeting :	January 21, 2026

Record Date for Voting (if applicable) :	January 21, 2026

Beneficial Ownership Determination Date :	January 21, 2026

Meeting Date :	February 27, 2026

Meeting Location (if available) :	Vancouver

Issuer sending proxy related materials directly to NOBO:	Yes

Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	03464C205	CA03464C2058

Sincerely, Computershare Agent for ANFIELD ENERGY INC.